Exhibit 99.3

Lumenis Ltd. Announces Appointment of Corporate Vice President, Business Development in Support of the Company's Long-term Growth Strategy

Gideon Sturlesi has been named new Corporate Vice President, Business Development to spearhead global business activities. Lumenis reaffirms its commitment to growing its business and moving forward strongly on many strategic fronts.

Yokneam, Israel, October 17th 2007 – Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, ophthalmic, dental and veterinary applications, announced the appointment of Gideon Sturlesi, a highly experienced executive in the medical devices industry, as Corporate Vice President, Business Development, effective November 18th 2007.

In addition to leading the corporate business development initiatives, Gideon will be responsible for managing the Lumenis veterinarian and dental activities, as well as the company’s intellectual property strategy and portfolio.

Gideon Sturlesi was the founder and general partner of BioMedical Israel Ltd., a life-science private fund group, heading successful M&A processes, turn-arounds and “hands-on” management in it’s portfolio companies. In addition, Gideon is a Venture Partner in the Ofer Hi-Tech Group, a leading investment company in life science technology-based businesses from pre-seed through early stages to public offerings. He was also the co-founder of Galil Medical Ltd., a developer of minimal invasive devices for use in urology, general surgery and other applications. Gideon Sturlesi holds a BSc and MSc (cum-laude) from the Technion Institute of Technology, Israel, and holds over 7 patents and publications in medical device technology.

Dov Ofer, CEO of Lumenis said: “We are proud to have Gideon Sturlesi as part of our executive management team. Gideon’s background and proven capabilities will have a significant contribution in implementing our aggressive growth strategies. Gideon’s appointment also supports the emphasis the company places on our intellectual property portfolio, one of Lumenis’ major assets. With Gideon’s appointment we have completed the line-up of our executive management team which is fully focused on executing our growth and profitability plans. I look forward to working hand in hand with our outstanding management team and Board of Directors to achieve Lumenis’ fullest potential for the benefit of our customers, shareholders, employees and business partners.”

About Lumenis Ltd.
Lumenis Ltd. is a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, ophthalmic, dental and veterinary applications. The Company offers a wide range of products along with extensive product support systems including training, education and service. Lumenis Ltd. invests heavily in research and development to maintain and enhance its leading industry position. The Company holds numerous patents worldwide on its technologies. For more information about Lumenis Ltd. and its products, log onto: http://www.lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com